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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 ACR Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   00087B 10 1
                                 (CUSIP Number)

                                A. Steven Trevino
              Senior Vice President, Secretary and General Counsel
                                 ACR Group, Inc.
                            3200 Wilcrest, Suite 440
                              Houston, Texas 77042
                                 (713) 780-8532

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 00087B 10 1                   13D                    Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dana L. Fisher
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           675,364
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    675,364
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     675,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 00087B 10 1                   13D                    Page 3 of 5 Pages
---------------------                                          -----------------


ITEM 1.  SECURITY AND ISSUER.

         Title and Class of Equity Securities: Common Stock, par value $.01 per share, of ACR Group, Inc.

         Name and Address of Principal Executive Offices of the Issuer:

                  ACR Group, Inc.
                  3200 Wilcrest, Suite 440
                  Houston, Texas  77042

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:             Dana L. Fisher

         (b)      Address:          4655 Wright Road, Suite 100
                  (Business)        Stafford, Texas  77477

         (c) Present principal occupation or employment, and name, principal business and address of organization of employment:

                  President of ACR Supply, Inc. (wholesale distribution of heat and cooling equipment and supplies)
                  4655 Wright Road, Suite 100
                  Stafford, Texas 77477

         (d)      Convicted in a criminal proceeding during the last five years:
                                    No

         (e) Party to a civil proceeding within the last five years resulting in a judgment or final order related to securities
                  laws:             No

         (f)      Citizenship:      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The reporting person owned common stock of ACR Supply, Inc., a Texas corporation, which was exchanged for shares of common stock of the Issuer pursuant to that certain Agreement and Plan of Merger by and among the Issuer, ACR Supply, Inc., Total Supply, Inc., a Texas corporation, DST Investments, a Texas general partnership, EOT Investments, Inc., a Texas corporation, and the reporting person, dated effective as of February 28, 1993 (the "Merger Agreement").

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number and percentage of Common Stock beneficially owned by reporting person:

                  675,364; 6.3%

                  Aggregate number and percentage of Common Stock beneficially owned by persons who, together with the reporting person, comprise a group:

                  Not applicable

---------------------                                          -----------------
CUSIP NO. 00087B 10 1                   13D                    Page 4 of 5 Pages
---------------------                                          -----------------


         (b)      Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:      675,364

                  (ii)   shared power to vote or to direct the vote:          0

                  (iii)  sole power to dispose or to direct
                         disposition of:                                675,364

                  (iv)   shared power to dispose or to direct
                         disposition of:                                      0

         (c) Transactions in Common Stock effected during last 60 days or since most recent filing on Schedule 13D:

                  During the 60 days prior to the date of filing of this Amendment No. 1, the reporting person effected the following sales of Common Stock at the following prices:

                         Date                     No. of shares          Price per share
                         ----                     -------------          ---------------

                         February 24, 2005              700                   $3.70
                         February 23, 2005            3,300                   $3.60
                         February 17, 2005            3,500                   $3.51
                                                      6,500                   $3.54
                         February 16, 2005           16,350                   $3.50
                                                      2,800                   $3.55
                         February 9, 2005             5,000                   $3.10
                         February 1, 2005             2,500                   $3.50
                         January 31, 2005             2,500                   $3.50
                         January 19, 2005            10,000                   $3.50



         (d) Any other person known to have right to receive or power to direct receipt of dividends from or proceeds from sale of, the Common Stock: Not applicable.

         (e) Date on which reporting person ceased to be beneficial owner of more than five percent of the Common Stock: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All of the reporting person's obligations and restrictions under the Merger Agreement have expired.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

---------------------                                          -----------------
CUSIP NO. 00087B 10 1                   13D                    Page 5 of 5 Pages
---------------------                                          -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2005


                                               /s/ Dana L. Fisher
                                           ---------------------------
                                                   Dana L. Fisher